July 8, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4720

Washington, D.C.  20549-0408

Attention:  Mr. Eric Envall

RE:	First Busey Corporation
Form 10-K for the Year Ended December 31, 2008
Definitive Proxy Statement filed April 23, 2009
Form 10-Q for the Period Ended March 31, 2009
File No. 000-15950

Dear Mr. Envall:

Please allow this letter to serve as First Busey Corporation’s (“First Busey”) request for additional time to respond to the comments of the Staff contained in a letter, dated June 26, 2009, relating to the above-referenced filings.  First Busey is currently working with its independent public accountants and legal counsel to respond to the June 26 letter and will provide a complete written response as required no later than July 24, 2009.

Please do not hesitate to call me if you have any questions regarding this response.

Sincerely,

/s/ Barbara J. Harrington
Barbara J. Harrington
Executive Vice President and Chief Financial Officer